May 30, 2008
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Advanced Environmental Recycling Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on February 6, 2008
File No.: 333-147679
Annual Report on Form 10-K for the FYE December 31, 2006;
Form 10-Q for September 30, 2007; Form 10-Q for June 30, 2007; and
Form 10-Q for March 31, 2007 File No.: 1-10367
Amendment No. 2 to Form S-3 Filed May 29, 2008
Advanced Environmental Recycling Technologies, Inc. (the “Company” or “AERT”), hereby submits the responses set forth below to your Comment Letter to the Company dated February 21, 2008 (the “Comment Letter”) pertaining to our Amendment No. 1 to Registration Statement on Form S-3. As we have discussed with members of the Commission staff, the response was delayed while the Company completed its 2008 audit (as noted in your Comment #4) and the related 10-K. The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.
General
1.	We note your response to prior comment 1. Please recall that under the PIPEs analysis, the securities must be outstanding shortly after the registration statement is effective, which is not the case with all of the dividends you discuss in your response letter. In addition, while we believe that securities to be issued pursuant to Section 3(a)(9) of the Securities Act are deemed to be outstanding for purposes of General Instruction I.B.3 of Form S-3, this position assumes that the immediately overlying securities, in this case, the preferred shares to be issued as dividends, have been issued and are outstanding. Therefore, please amend your filing to remove common shares underlying preferred stock that has not yet been issued.

May 30, 2008

The Company has amended the Registration Statement to remove common shares underlying preferred stock that have not yet been issued. However, the Registration Statement does cover the common shares underlying PIK preferred stock dividends paid on January 30 and April 30, 2008.
Our failure to maintain Nasdag listing requirements ..., page 4
2.	We note the suspension of the company’s Nasdaq listing is a “triggering event” which would give the Series D preferred stock holders the option to redeem their preferred stock. Please clarify, in this risk factor, that the price of redemption of the preferred shares is 120% of stated value plus accrued dividends. Please also discuss the potential impact on the market price of the company’s stock.

The Company has clarified that the price of redemption is 120% of stated value plus accrued dividends and elaborated on the potential market price impact.
Description of Securities, page 9
3.	Please revise your description of the Series D preferred stock to explain whether it is convertible into Class A common stock or Class B common stock.

The Company has clarified that the Series D preferred stock is convertible into Class A common stock.
Financial Statements
General
4.	As noted in comment 11 from our letter dated December 21, 2007, please revise to provide updated annual financial statements. Refer to Rule 3-01 of Regulation S-X, particularly sub-paragraphs (b) and (c).

The Company has incorporated by reference the recently filed annual report on Form 10-K which includes audited financial statements for the fiscal year ended December 31, 2007.

May 30, 2008

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 21
5.	We note your response to comment 20 from our letter dated December 21, 2007. As previously requested, using your contractual obligations disclosures included in your Form 10-K/A for the year ended December 31, 2006 as an example, please show us in your supplemental response what the revisions to your table of contractual obligations will look like in future filings.

The Company has addressed this comment in a way they believe responds to your comments in their recently filed 10-K. Please advise if further action is necessary.
Exhibit 23.1: Consent of Independent Registered Public Accounting Firm
6.	We note your response to comment 24 from our letter dated December 21, 2007. We await the filing of your amended Form 10-K to include a signed consent.

The Company has included the required consent in the Company’s recently filed 10-K. Please advise if further action is required.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007
Consolidated Financial Statements
Note 8: Debt
7.	We note your response to comment 26 from our letter dated December 21, 2007 in which you state that the only consequence of non-compliance with the debt coverage ratio would be the potential requirement to retain a consultant. However, this does not seem consistent with the disclosures on page 20 of your Form 10-K/A for the year ended December 31, 2006 in which you state that if you fail to comply with your bond covenants, a bond trustee would have the option of demanding immediate repayment of the bonds. Absent a waiver from your lender at the time your Form 10-Q was filed, it appears that your bonds payable should have been classified as current as of

May 30, 2008

September 30, 2007. Furthermore, because your Allstate notes payable contain cross default provisions, it appears that your notes payable should have also been classified as current liabilities. Please advise or amend your Form 10-Q filing and your disclosures on page 2 of your Form S-3 accordingly.

The Company has addressed the covenant waivers on an up-to-date basis in the recent 10-K.
Note 11: Subsequent Event
8.	We note your response to comment 27 from our letter dated December 21, 2007, and we appreciate the information you have provided. However, considering the potential complexity of convertible instruments and the related classification and accounting, we request that you provide us with a more complete and comprehensive analysis of the terms of the convertible preferred stock and your conclusions about how to account for them. As part of your submission, we request that you address the specific and appropriate accounting literature in support of your analysis. In particular:
•	Tell us how you determined whether or not the conversion feature and/or the warrants are derivatives. Provide support under SFAS 133 and explain the initial and ongoing accounting;

The Company has determined that the conversion option embedded in the preferred stock host contract should not be separately accounted for as a derivative. SFAS 133, paragraph 12(a) lists the following as one of the necessary conditions for separating an embedded derivative from its host contract and accounting for it as a derivative instrument pursuant to SFAS 133: “The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.” Given that changes in the fair value of the equity conversion option are clearly and closely related to changes in the fair value of the equity host contract (the preferred stock), the Company believes the conversion option does not meet the condition above and does not need to be separated from the host contract (see the determination of equity classification for the preferred stock below in the third bullet to this comment 8).

May 30, 2008

The Company determined that the warrants embedded in the preferred stock host contract should be separated from the host contract and accounted for as freestanding derivative instruments under EITF 00-19, as they meet the scope exception in paragraph 11(a) of SFAS 133. The Company determined that equity classification of the warrants is necessary. Paragraphs 8, 9 and 39 of EITF 00-19 indicate that contracts that require physical settlement or net-share settlement, as do the warrants, should be initially classified as equity and evaluated at each balance sheet date to ensure they meet the requirement for equity classification. The warrants also meet the additional criteria necessary for equity treatment in paragraphs 12-32.

•	Tell us whether you believe that the preferred stock contains a beneficial conversion feature. Provide support and explain the initial and ongoing accounting;

The Company determined that the preferred stock contains a beneficial conversion feature that should be charged to retained earnings and additional paid-in capital on the date of issuance. EITF 98-5 indicates that an embedded conversion option that is in-the-money (has positive intrinsic value) at the commitment date is a beneficial conversion feature and should be valued separately and allocated to additional paid-in capital. Additionally, paragraph 8 of EITF 98-5 indicates that the value of the beneficial conversion feature is analogous to a dividend and should be charged to retained earnings at the date of issuance in the case of preferred stock that is convertible on the date of issuance.

In determining whether the conversion option had positive intrinsic value at the commitment date, the Company followed the guidance in paragraph 5 of EITF 98-5 and paragraph 5 of EITF 00-27, which together define intrinsic value as the difference between the effective conversion price of the preferred stock and the market price of the underlying common stock, multiplied by the number of shares into which the preferred stock is convertible. Additionally, EITF 98-5 and EITF 0027 requires that the Company first allocate the proceeds from the preferred stock issuance to the preferred stock and the detachable warrants on a relative fair value basis. The Company’s computation of the beneficial conversion feature in the amount of $943,838 is set forth below.

May 30, 2008

Proceeds allocated to convertible preferred stock	$8,298,589	A
Shares issuable upon conversion of preferred stock	7,575,760	B

Effective conversion price (A / B)	$1.0954	C
Market price of Class A common stock on date of issuance of preferred stock (commitment date)	$1.2200	D

Intrinsic value of conversion option (per share) (D – C)	$0.1246	E

Total intrinsic value of conversion option (B x E)	$943,838

•	Tell us how you determined that equity classification is appropriate for your preferred stock and warrants. Provide support and explain the initial and ongoing accounting.

The Company believes that the preferred stock does not meet the criteria in SFAS 150 for liability treatment in that none of the following characteristics outlined in SFAS 150, paragraphs 9-12 are present in the preferred stock:
(1)	An unconditional obligation requiring the Company to redeem the preferred stock by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. Though the preferred stock contains redemption features that are not within the Company’s control, the Company is not required to transfer assets to settle and can settle in unregistered shares; however, the Company would be required to use its reasonable best efforts to register the shares upon issuance.

(2)	At inception, an obligation to repurchase the Company’s equity shares that requires or may require the Company to settle the obligation by transferring assets.

(3)	An unconditional obligation that the Company must or may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
(a)	A fixed monetary amount known at inception,

(b)	Variations in something other than the fair value of the issuer’s equity shares, or

(c)	Variations inversely related to changes in the fair value of the issuer’s equity shares.
Additionally, SFAS 133, paragraph 61(l) states, “A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more

May 30, 2008

akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.” The Company believes that since the terms of the Series D preferred stock are closer to the second of the two instruments listed in paragraph 61(l), including that it has no redemption feature outside of the Company’s control that cannot be settled in the Company’s own stock, and SFAS 150 does not apply, the Company determined the preferred stock should be treated as equity.
See the first bullet of this comment 8 for the discussion of how the Company determined that equity classification was appropriate for the warrants.
Regarding whether you have any beneficial conversion feature, please provide us with your computations. In this regard, please note that after determining the relative fair values of your preferred stock and warrants, you should determine the effective conversion price of your convertible preferred stock. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(a) at the end of EITF 98-5 for an example on how to perform this calculation.

The Company has provided its computations in the above analysis of the beneficial conversion feature in the preferred stock.

Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 5-7 of EITF 00-27 for an example on how to perform this calculation in order to determine the beneficial conversion feature using the effective conversion price.

The Company has taken into account EITF 00-27 in the above analysis of the beneficial conversion feature in the preferred stock.

9.	As a related matter, it appears from your response that you have relied on paragraph 8 of EITF 00-19 to determine the equity classification for your preferred stock. However, we note from your disclosures on page 10 of your Form S-3 that your preferred stock instruments may have features which

May 30, 2008

would preclude equity classification based on the provisions of paragraphs 12-32 of EITF 00-19. For example, since redemption of the preferred stock is outside of your control, it is unclear if you are permitted to settle any potential redemption payments in unregistered shares. It is also unclear whether you have sufficient authorized and unissued shares available to redeem your preferred stock in shares of common stock after considering all other commitments that may require the issuance of stock during the period the preferred stock is outstanding.

The Company has not relied on EITF 00-19 in determining the equity classification of its preferred stock, and does not believe the preferred stock is within the scope of EITF 00-19. As such, the Company does not believe equity classification of its preferred stock is reliant on having sufficient authorized and unissued shares available to redeem the preferred stock after considering all other commitments that may require the issuance of stock during the period the preferred stock is outstanding, though the Company believes it has sufficient shares available to meet this standard and it is the Company's intent to increase its authorized common shares in connection with its proxy for its upcoming annual meeting. Please see the third bullet of comment 8 for the Company’s analysis of how it determined its preferred stock should be classified as equity. As part of that analysis, the Company has addressed the issue of settling in unregistered shares raised in this comment 9.

Please provide us with a detailed analysis of how you considered the provisions of paragraphs 12-32 of EITF 00-19 in determining the classification of your convertible preferred stock as of December 31, 2007. Please also tell us how you considered the provisions of Rule 5-02-28 of Regulation S-X and ASR 268. Your analysis should also address how you considered the possibility that a Nasdaq listing could result in a requirement to redeem all of your outstanding Series D preferred stock (as disclosed on page 4 of your S-3).

As discussed above, the Company does not believe its preferred stock is within the scope of EITF 00-19. Please see the third bullet of comment 8 for the Company’s analysis of how it determined its preferred stock should be classified as equity.

The Company believes that neither Rule 5-02-28 of Regulation S-X nor ASR 268 apply to its preferred stock, because the Company can issue stock in payment of any redemption feature that is out of its control.

May 30, 2008

In case the Company’s common stock is delisted from the Nasdaq stock exchange, the holders of its preferred stock would have the option of requiring the Company to redeem the preferred stock; however, the Company would have the option of paying the redemption amount in either cash or common stock, which allows the preferred stock to continue to be treated as equity.
     Please consider the foregoing responses and do not hesitate to contact the undersigned at 210.281.7232 should you have questions or comments on this. For your convenience, we will also forward marked copies of the filing to you and to Dorine H. Miller.
Very truly yours,
J. Patrick Ryan

cc:	Joe Brooks Eric Barnes